                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                         For the month of September 2005

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F   X   Form 40-F
                                   -----           -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes       No   X
                                   -----    -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                        (Registrant)


Date: September 13, 2005                By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance

(BANCOLOMBIA LOGO)                                                          CIB
                                                                          LISTED
                                                                           NYSE

          BANCOLOMBIA REPORTS UNCONSOLIDATED NET INCOME OF PS $469,446
                  MILLION DURING THE FIRST EIGHT MONTHS OF 2005

MEDELLIN, COLOMBIA. SEPTEMBER 13, 2005

BANCOLOMBIA reported accumulated unconsolidated net income of Ps $469,446 million as of August 31, 2005. For the first eight months of 2005, the total net interest, including investment securities amounted to Ps$1,038,413 million. Additionally, total net fees and income from services amounted to Ps $349,893 million.

Total assets amounted to Ps 21.7 trillion in August 2005, total deposits totaled Ps 13.2 trillion and BANCOLOMBIA's total shareholders' equity amounted to Ps 2.9 trillion.

BANCOLOMBIA's (unconsolidated) level of past due loans as a percentage of total loans was 3.82% as of August 31, 2005, and the level of allowance for past due loans was 113.80%.

MARKET SHARE

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in August 2005 was as follows: 18.0% of total deposits, 21.9% of total net loans, 17.9% of total savings accounts, 18.5% of total checking accounts and 17.6% of total time deposits.

* This report corresponds to the unconsolidated financial statements of BANCOLOMBIA, giving effect to the merger. In accordance with the methodology suggested to the Superintendency of Banking, the merger of Bancolombia, Conavi and Corfinsura (post spin- off) was accounted for as a pooling of interests. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia, is stated in nominal terms and has not been audited. All growth rates mentioned herein are not adjusted for inflation.

Contactos

Sergio Restrepo       Jaime A. Velasquez    Mauricio Botero
VP Ejecutivo          VP Financiero         Gerente RI
Tel.: (574) 3120332   Tel.: (574) 5108666   Tel.: (574) 5108866

                                                              (BANCOLOMBIA LOGO)

                                                                     AUGUST 2005

                                                                                  GROWTH
BANCOLOMBIA S.A.                                                                AUG05/JUL05
BALANCE SHEET                                                               ------------------
(Ps Millions)                                       JUL-05       AGO-05         $         %
----------------                                  ----------   ----------   --------   -------
ASSETS
Cash and due from banks                              808,928    1,032,168    223,240     27.60%
Overnight funds sold                                 392,041       38,249   -353,792    -90.24%
TOTAL CASH AND EQUIVALENTS                         1,200,969    1,070,417   -130,552    -10.87%
                                                  ----------   ----------   --------   -------
DEBT SECURITIES                                    6,136,279    5,688,215   -448,064     -7.30%
Trading                                            3,439,317    3,125,315   -314,002     -9.13%
Available for Sale                                 1,752,542    1,608,088   -144,454     -8.24%
Held to Maturity                                     944,420      954,812     10,392      1.10%
EQUITY SECURITIES                                    809,326      769,321    -40,005     -4.94%
Trading                                                1,037       16,157     15,120   1458.05%
Available for Sale                                   808,289      753,164    -55,125     -6.82%
Market value allowance                               -37,800      -37,729         71     -0.19%
NET INVESTMENT SECURITIES                          6,907,805    6,419,807   -487,998     -7.06%
                                                  ----------   ----------   --------   -------
Commercial loans                                   9,765,538    9,548,035   -217,503     -2.23%
Consumer loans                                     1,908,197    1,933,457     25,260      1.32%
Small business loans                                  97,021       97,110         89      0.09%
Mortgage loans                                     1,456,791    1,466,620      9,829      0.67%
Allowance for loans and financial leases losses     -562,187     -562,980       -793      0.14%
NET TOTAL LOANS AND FINANCIAL LEASES              12,665,360   12,482,242   -183,118     -1.45%
                                                  ----------   ----------   --------   -------
Accrued interest receivable on loans                 172,695      162,539    -10,156     -5.88%
Allowance for accrued interest losses                -11,894      -12,053       -159      1.34%
NET TOTAL INTEREST ACCRUED                           160,801      150,486    -10,315     -6.41%
                                                  ----------   ----------   --------   -------
Customers' acceptances and derivatives                76,652       61,649    -15,003    -19.57%
Net accounts receivable                              160,000      168,523      8,523      5.33%
Net premises and equipment                           338,347      336,467     -1,880     -0.56%
Foreclosed assets                                     49,751       44,592     -5,159    -10.37%
Prepaid expenses and deferred charges                 37,397       36,907       -490     -1.31%
Goodwill                                              60,396       58,508     -1,888     -3.13%
Other                                                187,618      174,210    -13,408     -7.15%
Reappraisal of assets                                622,902      688,009     65,107     10.45%
                                                  ----------   ----------   --------   -------
TOTAL ASSETS                                      22,467,998   21,691,817   -776,181     -3.45%
                                                  ==========   ==========   ========   =======
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                               2,666,541    2,734,551     68,010      2.55%
Checking accounts                                  2,347,695    2,434,538     86,843      3.70%
Other                                                318,846      300,013    -18,833     -5.91%
                                                  ----------   ----------   --------   -------
INTEREST BEARING                                  10,581,028   10,452,922   -128,106     -1.21%
Checking accounts                                    181,353      171,957     -9,396     -5.18%
Time deposits                                      3,709,128    3,506,498   -202,630     -5.46%
Savings deposits                                   6,690,547    6,774,467     83,920      1.25%
                                                  ----------   ----------   --------   -------
TOTAL DEPOSITS                                    13,247,569   13,187,473    -60,096     -0.45%
Overnight funds                                    1,036,935      961,198    -75,737     -7.30%
Bank acceptances outstanding                          46,845       43,868     -2,977     -6.36%
Interbank borrowings                               1,312,543    1,173,127   -139,416    -10.62%
Borrowings from domestic development banks           954,008      881,401    -72,607     -7.61%
Accounts payable                                     890,837      554,716   -336,121    -37.73%
Accrued interest payable                             147,902      135,953    -11,949     -8.08%
Other liabilities                                    210,499      203,613     -6,886     -3.27%
Bonds                                              1,462,815    1,306,355   -156,460    -10.70%
Accrued expenses                                     283,476      305,870     22,394      7.90%
                                                  ----------   ----------   --------   -------
TOTAL LIABILITIES                                 19,593,429   18,753,574   -839,855     -4.29%
                                                  ==========   ==========   ========   =======
SHAREHOLDER'S EQUITY
SUBSCRIBED AND PAID IN CAPITAL                       363,914      363,914          0      0.00%
                                                  ----------   ----------   --------   -------
RETAINED EARNINGS                                  1,275,290    1,330,746     55,456      4.35%
Appropiated                                          861,300      861,300          0      0.00%
Unappropiated                                        413,990      469,446     55,456     13.40%
                                                  ----------   ----------   --------   -------
REAPPRAISAL AND OTHERS                             1,130,744    1,145,335     14,591      1.29%
GROSS UNREALIZED GAIN OR LOSS ON DEBT SECURITIES     104,621       98,248     -6,373     -6.09%
                                                  ----------   ----------   --------   -------
TOTAL SHAREHOLDER'S EQUITY                         2,874,569    2,938,243     63,674      2.22%
                                                  ----------   ----------   --------   -------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY        22,467,998   21,691,817   -776,181     -3.45%
                                                  ==========   ==========   ========   =======

                                                              (BANCOLOMBIA LOGO)

                                                                     AUGUST 2005

BANCOLOMBIA S.A.
INCOME STATEMENT                                                   AS OF         MONTH
(Ps Millions)                                                   AUGUST 2005   AUGUST 2005
----------------                                                -----------   -----------
INTEREST INCOME AND EXPENSES
Interest on loans                                                1,152,144      149,322
Interest on investment securities                                  418,802       46,035
Overnight funds                                                     13,881        2,444
TOTAL INTEREST INCOME                                            1,584,827      197,801
                                                                 ---------      -------
Interest expense
Checking accounts                                                    3,798          513
Time deposits                                                      191,638       21,776
Savings deposits                                                   158,758       20,872
TOTAL INTEREST ON DEPOSITS                                         354,194       43,161
                                                                 ---------      -------
Interbank borrowings                                                30,310        4,724
Borrowings from domestic development banks                          50,143        5,865
Overnight funds                                                     33,898        2,786
Bonds                                                               77,869        9,556
TOTAL INTEREST EXPENSE                                             546,414       66,092
                                                                 ---------      -------
NET INTEREST INCOME                                              1,038,413      131,709
Provision for loan and accrued interest losses, net                (83,668)      (6,608)
Recovery of charged-off loans                                       40,619        5,238
Provision for foreclosed assets and other assets                   (40,531)      (4,945)
Recovery of provisions for foreclosed assets and other assets       28,626        4,029
                                                                 ---------      -------
TOTAL NET PROVISIONS                                               (54,954)      (2,286)
NET INTEREST INCOME AFTER PROVISION FOR LOANS
   AND ACCRUED INTEREST LOSSES                                     983,459      129,423
                                                                 ---------      -------
Commissions from banking services and other services                39,081        4,244
Electronic services and ATM's fees, net                             72,277        7,258
Branch network services, net                                        31,307        4,432
Collections and payments fees, net                                  36,873        4,907
Credit card merchant fees, net                                       6,176          716
Credit and debit card fees, net                                    135,083       17,647
Checking fees, net                                                  36,122        4,843
Check remittance, net                                                6,785          972
International operations, net                                       16,323        2,005
TOTAL FEES AND OTHER SERVICE INCOME                                380,027       47,024
                                                                 ---------      -------
Other fees and service expenses                                    (30,134)      (4,863)
TOTAL FEES AND INCOME FROM SERVICES, NET                           349,893       42,161
                                                                 ---------      -------
OTHER OPERATING INCOME
Net foreign exchange gains                                         (54,442)      (1,628)
Forward contracts in foreign currency                              108,650        9,746
Dividend income                                                     99,997           24
Communication, rent payments and others                              1,119          144
TOTAL OTHER OPERATING INCOME                                       155,324        8,286
                                                                 ---------      -------
TOTAL INCOME                                                     1,488,676      179,870
OPERATING EXPENSES
Salaries and employee benefits                                     332,045       42,655
Bonus plan payments                                                  7,146        2,378
Compensation                                                         5,102          591
Administrative and other expenses                                  440,313       66,067
Deposit security, net                                               32,980        1,990
Donation expenses                                                      397           15
Depreciation                                                        42,053        5,344
TOTAL OPERATING EXPENSES                                           860,036      119,040
                                                                 ---------      -------
NET OPERATING INCOME                                               628,640       60,830
Merger expenses                                                     25,311        2,372
Goodwill amortization Banco de Colombia                             15,099        1,887
NON-OPERATING INCOME (EXPENSE)
Other income                                                        32,323        3,638
Other expense                                                      (44,246)      (4,665)
TOTAL NON-OPERATING INCOME                                         (11,923)      (1,027)
INCOME BEFORE INCOME TAXES                                         576,307       55,544
Income tax expense                                                 106,861           88
                                                                 ---------      -------
NET INCOME                                                         469,446       55,456
                                                                 ---------      -------